PROPRIETARY AND CONFIDENTIAL

AMENDMENT NO. 3
TO
DIAL ACCESS SERVICES AGREEMENT

THIS AMENDMENT No. 3 to Dial Access Services Agreement (this "Amendment') is effective as of May 21, 2003 (the "Amendment Effective Date") by and between **Qwest Communications Corporation** ("Customer") and **Pac-West Telecomm, Inc.** ("Pac-West"). Pac-West and Customer are sometimes collectively referred to herein as the "Parties." All defined or capitalized terms used herein shall have the same meanings ascribed to them in the Agreement, unless specifically otherwise provided in this Amendment No. 3.

WHEREAS, Pac-West and Customer entered into that certain Dial Access Services Agreement effective as of January 31, 2002 (the "Agreement");

WHEREAS, the Parties have modified the Agreement by entering into Amendment No. 1 and Amendment No. 2 to Dial Access Services Agreement;

WHEREAS, the Parties desire to further modify the Agreement as more particularly described below.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein and in the Agreement, the Parties agree as follows:

1. Customer shall be permitted to order ports in the Reno, NV market. Pac-West has approved the use of 5 NAS (Network Access Server) boxes in Stockton to be used for Reno orders, and additional units may be approved for use with Reno orders if mutually agreed upon in writing between the parties. For all Reno ports, there will be a $3 per port monthly premium for backhaul added to Customer's standard port price as outlined in item 9 of Amendment No. 2.

2. Customer shall be permitted to order ports in the Las Vegas, NV market. Pac-West has approved the use of 2 NAS boxes for use with Las Vegas orders, and additional units may be approved for use with Las Vegas orders if mutually agreed upon in writing between the parties. For all Las Vegas ports, there will be a [**] per port monthly premium for backhaul added to Customer's standard port price as outlined in item 9 of Amendment No. 2.

3. The term of this Amendment shall be coterminous with the term specified in Amendment No. 2.

4. Pac-West shall allow Customer to use NAS boxes 86, 87, and 88 located in the Los Angeles 3 POP and NAS boxes 124, 125, 126, 127, 128, and 129 located in Oakland, and additional NAS boxes that are mutually agreed upon in writing between the parties to terminate Customer supplied PRI. All port commitments outlined in the Agreement shall remain unchanged. Pac-West shall continue to bill Customer for all port commitments as outlined in Schedule 1, Exhibit 4, of Amendment No. 2, regardless of whether the PRI is supplied by Pac-West or by Customer.

5.   In the event Customer desires Pac-West to supply PRI with the NAS equipment outlined in item 4 above, Customer shall provide Pac-West with sixty (60) days advance written notice. Pac-West shall supply the PRI to Customer within the 60-day timeframe in accordance with Section 12 (SLA) of the Agreement whereby if Pac-West is not able to meet this 60-day timeframe period, Customer may cancel the PRI without liability for any termination charges. This SLA requirement is specifically conditioned on the PRI being supplied at the same POP location, and a relocation of NAS boxes is not required.

6.   Pac-West and Customer agree to a modification of the current operational configuration utilizing NEAS technology on PRIs, as outlined In Section 1(a) of the Agreement. Pac-West and Customer agree to a new configuration of 2 trunk groups of 13 T-1s, with each trunk group having an active D-channel. The reconfiguration shall take place as mutually agreed upon in writing between the Parties.

7.   All other terms and conditions in the Agreement shall remain in full force and effect and be binding upon the Parties. This Amendment and the Agreement set forth the entire understanding between the Parties as to the subject matter herein, and in the event there are any inconsistencies between the two documents, the terms of this Amendment shall control.

IN WITNESS WHEREOF, an authorized representative of each Party has executed this Amendment as of the dates set forth below.

QWEST COMMUNICATIONS CORPORATION   PAC-WEST TELECOMM, INC.

By: /s/ Jeff Baldvinsson   By:/s/ Wayne Bell

Name: Jeff Baldvinsson   Name: Wayne Bell

Title: Senior Director   Title: Vice President - Marketing and SP Sales

Date: May 21, 2003   Date: June 3, 2003